Exhibit 99.2

Jiuzi Holdings Inc. to Announce Entry Into an Electric Vehicle Purchase Agreement with Authorized Agent of WM Motor Technology Co., Ltd.

HANGZHOU, China, June 23, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its operating entity, HangzhouZhitongche Technology Limited (“Zhitongche”), has entered into a purchase agreement (the “Agreement”) with an authorized sales agent of WM Motor Technology Co Ltd. (“WM Motor”), a Shanghai-based automotive company specialized in the manufacturing of battery-driven electric vehicles (BEVs). This Agreement signifies the start of the Company’s new campaign to expand its contact with automaker suppliers.

Pursuant to the Agreement signed in May 2022, Zhitongche will purchase up to 1,000 Weltmeister electric vehicles from the sales agent, and the delivery time is expected to be in the second half of 2022. The Company expects to order about 5,000 to 8,000 EV cars from the sales agent in the next three years and become the most significant domestic distributor of Weltmeister EV cars.

“The industry consensus is that the domestic new energy vehicle market would significantly grow for years to come.” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “Since May 2022, government policies fostering the new energy vehicle industry have been favorable. More than twenty provinces and cities have issued new energy vehicle stimulus policies, with subsidy up to RMB 10,000 per unit. On May 31, 2022, the Ministry of Industry and Information Technology, the Ministry of Agriculture and villages, the Ministry of Commerce, and the National Energy Administration issued a notice to encourage new energy vehicle manufacturers to expand to the countryside. Responding to the government initiative, Jiuzi launched a supplier expansion plan in early June 2022. We are currently negotiating with many new energy vehicle manufacturers, and our Weltmeister purchase agreement is a brilliant start. The list of suppliers is expected to grow by three to five by July 2022.”

“We are delighted to have obtained this contract with WM Motor,” said Mr. Qi Zhang, COO of Jiuzi Holdings, Inc. “We feel that this Agreement will reinforce the long-term cooperation with WM Motor and enhance Jiuzi’s supply chain. We also believe our relationship with WM Motor will contribute to our revenue growth in the future and increase our presence in China.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com
Phone:+86 139 0121 0656